Room 4561

October 6, 2006

Deborah Fortescue-Merrin
President and Chief Executive Officer
Creator Capital Limited
Canon's Court
22 Victoria Street
Hamilton HM 12, Bermuda

Re: Creator Capital Limited
     Form 20-F/A for the fiscal year ended December 31, 2005
     Filed August 21, 2006
     Form 6-K
     Filed on August 16, 2006
     File No. 001-14611

Dear Mrs. Fortescue-Merrin:

   We have reviewed your response letter dated August 15, 2006, and have the following comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F, as amended on August 21, 2006

1. Your correspondence of August 15, 2006 suggests that the financial statements filed in your amended Form 20-F reflect both Canadian (2004 and 2005) and US (2003) generally accepted accounting standards although you have filed a single set of financial statements. Please explain how you determined that a single presentation is appropriate.

Item 15. Controls and Procedures, page 24

2. We note your statement that your principal executive officer and principal financial officer evaluated your disclosure controls and procedures "as of a date

within 90 days prior to the filing of this Annual Report on Form 20-F." Please revise to state, if true, that your disclosure controls and procedures were effective as of the end of the period covered by the report, as required by Item 307 of Regulation S-K.

3. We note your statement that your principal executive officer and principal financial officer "have concluded that your disclosure controls and procedures are adequate and effective." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective.* Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. That is, remove the qualification that your disclosure controls and procedures are "adequate."

4. You disclose that there were no "significant changes in your internal controls or in other factors that could significantly affect your internal controls subsequent to the date of their evaluation." In this regard it does not appear that your disclosure is consistent with the requirements of Item 308 Regulation S-K Please revise to state, if true, that there were no changes that occurred during your last fiscal quarter that materially affected, or are likely to materially affect, your internal control over financial reporting.

Certifications

5. We note that the certifications contained in your amended Form 20-F filed on August 21, 2006 were dated June 28, 2006, were not filed as exhibits and were filed using an outdated form of certification. Under Exchange Act Rule 12b-15, amendments to any report must include new, that is currently dated, certifications. Certifications required by Rule 13a-14(a) or Rule 15d-14(a) are also to be filed as exhibits, not within the body of the Form 20-F itself, and should be presented exactly as set forth in the Form 20-F Instructions as to Exhibits. Although you may continue to omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting, no other changes to the certification language are permissible. Amend accordingly.

Form 6-K filed on August 16, 2006

Statement of Changes in Financial Position, page 3

6. Your disclosures suggest that the acquisition of ETV on Demand, Inc. was a non-cash transaction. Tell us why you appear to have reflected this transaction within cash flows from investing and financing activities.

Summary of Significant Accounting Polices

7. Please clarify which generally accepted accounting principles you have used in preparing the interim financial statements. That is, in your correspondence dated August 15, 2006, you indicate that preparation of the financial statements is in accordance with Canadian GAAP, however, your footnote disclosures continually reference US GAAP and associated pronouncements.

Principles of Consolidation, page 6

8. Your disclosures seem to indicate that ETV on Demand, Inc. is not included in the consolidated financial statements as of June 30, 2006 although your balance sheet appears to suggest that you recorded the acquisition of ETV during the six months ended June 30, 2006. Please explain.

Note 5 - Share Purchase Agreement – ETV Channels on Demand, Inc., pages 9 and 10

9. We note that on March 6, 2006, the Company entered into a Share Purchase Agreement through which it has acquired all the outstanding common shares of ETV on Demand, Inc. As a result of this acquisition, it appears that you have recorded an intangible asset and long term obligation in the amount of $7 million as of June 30, 2006. Describe your accounting for this acquisition, including your purchase price allocation and the specific accounting guidance you relied upon in determining the proper accounting for the transaction, including your accounting for any contingent consideration. Tell us how many shares of your common stock have been issued as a result of this transaction as of June 30, 2006 and when such shares were issued.

10. Clarify what you mean by the statement that ETV "has been funded by a private funding of $1,973,222," including when such funding occurred.

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        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please call Morgan Youngwood at (202) 551-3479, Tamara Tangen at (202) 551-3443 or myself at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief